Justin W. Chairman

+1.215.963.5061

justin.chairman@morganlewis.com

October 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin, Esquire

Re:	MEI Pharma, Inc.

Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023

File No. 000-50484

To Whom it May Concern:

On behalf of MEI Pharma, Inc. (the “Company”), we submit this letter to notify the Staff of the Company’s filing of a revised Preliminary Consent Revocation Statement on Schedule 14A. This filing is being made in response to the filing on October 10, 2023, by Cable Car Capital LLC, Anson Advisors Inc. and the other participants named therein, of a Definitive Consent Statement on Schedule 14A.

* * * *

If you have any questions or comments or require any additional information, please do not hesitate to contact me at +1.215.963.5061 or Bryan S. Keighery at +1.617.341.7269.

Very truly yours, /s/ Justin W. Chairman

cc: David M. Urso

Morgan, Lewis & Bockius LLP

1701 Market St.
Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001